PHYSICIANS REALTY TRUST

250 East Wisconsin Avenue, Suite 1900

Milwaukee, Wisconsin 53202

July 16, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Folake Ayoola

RE:	Physicians Realty Trust

Registration Statement on Form S-11 (File No. 333-188862)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Physicians Realty Trust (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:30 p.m., Eastern time, on July 18, 2013 or as soon thereafter as practicable.

The Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to David C. Wright at (804) 788-8638 and such effectiveness also be confirmed in writing.

Very truly yours,

Physicians Realty Trust

By:	/s/ John Thomas
Name:	John Thomas
Title:	President and Chief Executive Officer